Exhibit (e)

DISTRIBUTION REINVESTMENT PLAN

OF

FS ENERGY AND POWER FUND

FS Energy Power Fund, a Delaware statutory trust (the “Company”), hereby adopts the following plan (the “Plan”) with respect to distributions declared by its board of trustees (the “Board of Trustees”) on its common shares of beneficial interest (the “Common Shares”):

1. Each shareholder of record may enroll in the Plan by providing the Plan Administrator (as defined below) with written notice, except that a shareholder may only participate in the Plan, and sales to a shareholder under the Plan may only occur, if the Company maintains its registration, or an exemption from registration is available, in the shareholder’s state of residence. To enroll in the Plan, such shareholder shall notify DST Systems, Inc., the Plan administrator and the Company’s transfer agent and registrar (collectively the “Plan Administrator”), in writing so that such notice is received by the Plan Administrator no later than the record date fixed by the Board of Trustees for the distribution involved. If a shareholder elects to enroll in the Plan, all distributions thereafter declared by the Board of Trustees shall be payable in Common Shares of the Company as provided herein, and no action shall be required on such shareholder’s part to receive a distribution in Common Shares. If a shareholder wishes to receive its distributions in cash, no action is required.

2. Subject to the Board of Trustees’ discretion and applicable legal restrictions, the Company intends to authorize and declare ordinary cash distributions on either a semi-monthly or monthly basis or on such other date or dates as may be fixed from time to time by the Board of Trustees to shareholders of record as of the close of business on the record date for the distribution involved. The Company intends to pay such ordinary cash distributions on either a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement, as defined in the Company’s final prospectus, as amended or supplemented, is met.

3. The Company shall use newly-issued Common Shares to implement the Plan. The number of newly-issued Common Shares to be issued to a shareholder shall be determined by dividing the total dollar amount of the distribution payable to such shareholder by a price equal to 95% of the price that the Common Shares are sold in the offering at the closing immediately following the distribution date. There will be no selling commissions, dealer manager fees or other sales charges on Common Shares issued to a shareholder.

4. The Plan Administrator will set up an account for Common Shares acquired pursuant to the Plan for each shareholder who has elected to enroll in the Plan (each a “Participant”). The Plan Administrator may hold each Participant’s Common Shares, together with the Common Shares of other Participants, in non-certificated form in the Plan Administrator’s name or that of its nominee.  If a Participant’s Common Shares are held by a broker or other financial intermediary, the Participant may “opt in” to the Plan by notifying its broker or other financial intermediary of its election.

5. The Plan Administrator will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than 10 business days after the date thereof. Distributions on fractional shares will be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the current offering price of the Company’s Common Shares in effect at the time of termination.

6. Common Shares issued pursuant to the Plan will have the same voting rights as the Common Shares issued pursuant to the Company’s public offering.  The Plan Administrator will forward to each Participant any Company-related proxy solicitation materials and each Company report or other communication to shareholders, and will vote any Common Shares held by it under the Plan in accordance with the instructions set forth on proxies returned by Participants to the Company.

7. In the event that the Company makes available to its shareholders rights to purchase additional Common Shares or other securities, the Common Shares held by the Plan Administrator for each Participant under the Plan will be used in calculating the number of rights to be issued to the Participant.

8. The Plan Administrator’s service fee, if any, and expenses for administering the Plan will be paid for by the Company.

9. Each Participant may terminate his, her or its account under the Plan by filling out the transaction request form located at the bottom of the Participant’s Plan statement and sending it to the Plan Administrator at FS Energy and Power Fund, P.O. Box 219095, Kansas City, Missouri 64121-9095, or by calling the Plan Administrator’s Interactive Voice Response System at (877) 628-8575. Such termination will be effective immediately if the Participant’s notice is received by the Plan Administrator at least 2 days prior to any distribution record date; otherwise, such termination will be effective only with respect to any subsequent distribution. The Plan may be terminated by the Company upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any distribution by the Company. Upon termination, the Plan Administrator will credit the Participant’s account for the Common Shares held for the Participant under the Plan without charge to the Participant. If a Participant elects by his, her or its written notice to the Plan Administrator in advance of termination to have the Plan Administrator sell part or all of his, her or its Common Shares and remit the proceeds to the Participant, the Plan Administrator is authorized to deduct a $15 transaction fee plus a $0.10 per share brokerage commission from the proceeds.

10. These terms and conditions may be amended or supplemented by the Company at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of the termination of his, her or its account under the Plan. Any such amendment may include an appointment by the Plan Administrator in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving dividends and distributions, the Company will be authorized to pay to such successor agent, for each Participant’s account, all dividends and distributions payable on Common Shares of the Company held in the Participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

11. The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under the Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors, unless such error is caused by the Plan Administrator’s negligence, bad faith, or willful misconduct or that of its employees or agents.

12. These terms and conditions shall be governed by the laws of the State of Delaware.

April 28, 2011